                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                  FORM 12b-25
                          Notification Of Late Filing
                                      of
             Form 10-K/A for Fiscal Year Ended September 30, 1997

                          Commission File No. 0-24934
               ------------------------------------------------

          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
          --------------------------------------------------------------------

Part I.   Registrant Information.
          ----------------------

                             PRI Automation, Inc.
                             --------------------
                           (Full Name of Registrant)

                            805 Middlesex Turnpike
                            ----------------------
                    (Address of Principal Executive Office)

                           Billerica, MA 08121-3986
                           ------------------------
                          (City, State and Zip Code)

Part II.  Rules 12b-25(b) and (c).
          -----------------------

     The registrant hereby seeks relief under Rule 12b-25(b) and in support thereof states that:

     (a) The reasons for the late filing of the subject report that are described in Part III of this form could not be eliminated without unreasonable effort or expense; and

     (b) The subject Amendment to Annual Report on Form 10-K/A will be filed on or before the fifteenth calendar day following the prescribed due date.

Part III. Narrative.
          ---------

          On December 29, 1997, the Registrant filed its Annual Report on Form 10-K for the fiscal year ended September 30, 1997 (the "Form 10-K"). The Annual Report incorporated by reference, into items 10, 11 and 12 thereof, portions of the Registrant's definitive proxy statement for its 1998 annual meeting of stockholders.

          On January 16, 1998, a special meeting of stockholders of the Registrant was held to approve the acquisition by the Registrant of Equipe Technologies, Inc. ("Equipe") and two related companies, and the issuance in connection therewith of an aggregate of 4,364,020 shares of the Registrant's common stock, representing in excess of 20% of the Registrant's common stock (the "Acquisition"). The Acquisition was consummated on January 21, 1998. As a result of the demands placed on the Company's management and its accounting and finance staff due to this major transaction, the Registrant has been unable, without undue reasonable effort and expense, to complete preparation of the proxy statement for the 1998 annual meeting of stockholders, and the 1998 annual meeting has been postponed. The Registrant will compile the information necessary to amend its Form 10-K to include the disclosures required by items 10, 11 and 12, and will file an amendment on Form 10-K/A containing such information, within 15 calendar days from January 28, 1998.

Part IV.  Other Information.
          -----------------

     (1) Name and telephone number of person to contact in regard to this notification:

          Stephen D. Allison    (978) 670-4270
          (Name)                (Area Code)(Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been filed?

          (X) Yes                          ( ) No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?

          ( ) Yes (see explanation below)  (X) No

                               *       *       *

     PRI Automation,Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Dated: January 29, 1998             By /s/ Stephen D. Allison
                                       -----------------------
                                       Stephen D. Allison
                                       Chief Financial Officer

                                      -2-